

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

WASHINGTON MUTUAL MORTGAGE SECURITIES CORP.	**CIK # 0000314643**
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
FOR 4/22/03 **Form 8-K ~~to be filed no later than April 30, 2003~~**	~~333-103345~~ 333-72879
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number, if available

Name of Person Filing the Document
(if other than the Registrant)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Seattle, Washington, on April 23, 2003.

WASHINGTON MUTUAL MORTGAGE SECURITIES CORP.

By: /s/ Thomas G. Lehmann
Thomas G. Lehmann
First Vice President and
Sr. Counsel

EXHIBIT INDEX

	<u>Exhibit</u>	
P	99.4	Certain Computational Materials Prepared by the Underwriter in Connection with Washington Mutual Mortgage Securities Corp. Washington Mutual MSC Mortgage Pass-Through Certificates, Series 2003-MS8. (Filed separately under cover of Form SE in accordance with Rule 202 of Regulation S-T pursuant to a continuing hardship exemption).

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials are furnished to you solely by Bear Stearns & Co. Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Bear Stearns & Co. Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities, discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication which supersede these Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Bear Stearns & Co. Inc. Trading Desk at 1-212-272-5451.

Please be advised that the securities herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

WMMS8-BURKE

WMMS8-BURKE Class A1 (AA) <P>

Orig Bal 50,000,000 Fac 1.00000 Coup 4.750 Mat / / Wac- 0.000(0.000) WAM- / (-22840)/ 0

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Apr-2003 **Curve Type:** Treas Act **Curve Date:** 22-Apr-2003 Tranche: A1 (AA)

Price	100% PSA 1.3075% 10.35 05/03 12/31	300% PSA 1.3075% 4.53 05/03 10/20	400% PSA 1.3075% 3.46 05/03 09/14	prepay losses 1M_LIB Avg. Life 1st Prin Last Prin
99:19	4.81 7.25	4.82 3.80	4.83 3.04	Yield Duration
99:23	4.79 7.26	4.79 3.80	4.79 3.04	Yield Duration
99:27	4.78 7.27	4.76 3.81	4.74 3.04	Yield Duration
99:31	4.76 7.28	4.72 3.81	4.70 3.04	Yield Duration
100: 3	4.74 7.28	4.69 3.81	4.66 3.04	Yield Duration
100: 7	4.72 7.29	4.66 3.82	4.62 3.05	Yield Duration
100:11	4.71 7.30	4.62 3.82	4.58 3.05	Yield Duration

WMMS8-BURKE Class A4 (AB) <P>

Orig Bal 35,345,000 Fac 1.00000 Coup 5.500 Mat / / Wac- 0.000(0.000) WAM- / (-22840)/ 0

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Apr-2003 **Curve Type:** Treas Act **Curve Date:** 22-Apr-2003 Tranche: A4 (AB)

Price	100% PSA	300% PSA	400% PSA	prepay
				losses
	1.3075%	1.3075%	1.3075%	1M_LIB
	6.17	2.79	2.31	Avg. Life
	05/03	05/03	05/03	1st Prin
	04/17	08/08	07/07	Last Prin
102: 4	5.06	4.58	4.39	Yield
	4.92	2.51	2.12	Duration
102: 8	5.04	4.53	4.34	Yield
	4.92	2.51	2.12	Duration
102:12	5.01	4.48	4.28	Yield
	4.93	2.51	2.12	Duration
102:16	4.99	4.43	4.22	Yield
	4.93	2.51	2.12	Duration
102:20	4.96	4.38	4.16	Yield
	4.93	2.52	2.12	Duration
102:24	4.94	4.34	4.11	Yield
	4.94	2.52	2.12	Duration
102:28	4.91	4.29	4.05	Yield
	4.94	2.52	2.12	Duration

WMMS8-BURKE

WMMS8-BURKE Class A6 (A6) <P>

Orig Bal 29,500,000 Fac 1.00000 Coup 5.450 Mat / / Wac- 0.000(0.000) WAM- / (-22840)/ 0

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 25-Apr-2003 **Curve Type:** Treas Act **Curve Date:** 22-Apr-2003 Tranche: A6 (A6)

Price	100% PSA 1.3075% 23.56 05/06 02/33	300% PSA 1.3075% 13.69 05/06 02/33	400% PSA 1.3075% 9.35 05/06 02/33	prepay losses 1M_LIB Avg. Life 1st Prin Last Prin
97:19	5.68 12.40	5.74 9.11	5.81 6.95	Yield Duration
97:23	5.67 12.41	5.72 9.11	5.79 6.96	Yield Duration
97:27	5.66 12.42	5.71 9.12	5.77 6.96	Yield Duration
97:31	5.65 12.43	5.70 9.12	5.75 6.96	Yield Duration
98: 3	5.64 12.43	5.68 9.13	5.73 6.97	Yield Duration
98: 7	5.63 12.44	5.67 9.13	5.72 6.97	Yield Duration
98:11	5.62 12.45	5.65 9.14	5.70 6.97	Yield Duration

WMMS8-BURKE

WMMS8-BURKE Class A6 (A6) <P>

Orig Bal 29,500,000 Fac 1.00000 Coup 5.450 Mat / / Wac- 0.000(0.000) WAM- / (-22840)/ 0

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 25-Apr-2003 **Curve Type:** Treas Act **Curve Date:** 22-Apr-2003 Tranche: A6 (A6)

Price	100% PSA	300% PSA	400% PSA	prepay
				losses
	1.3075%	1.3075%	1.3075%	1M_LIB
	23.56	13.69	9.35	Avg. Life
	05/06	05/06	05/06	1st Prin
	02/33	02/33	02/33	Last Prin
97:23	5.67	5.72	5.79	Yield
	12.41	9.11	6.96	Duration
97:27	5.66	5.71	5.77	Yield
	12.42	9.12	6.96	Duration
97:31	5.65	5.70	5.75	Yield
	12.43	9.12	6.96	Duration
98: 3	5.64	5.68	5.73	Yield
	12.43	9.13	6.97	Duration
98: 7	5.63	5.67	5.72	Yield
	12.44	9.13	6.97	Duration
98:11	5.62	5.65	5.70	Yield
	12.45	9.14	6.97	Duration
98:15	5.61	5.64	5.68	Yield
	12.46	9.14	6.97	Duration

WMMS8-BURKE

WMMS8-BURKE Class A6 (A6) <P>

Orig Bal 29,500,000 Fac 1.00000 Coup 5.450 Mat / / Wac- 0.000(0.000) WAM- / (-22840)/ 0

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 25-Apr-2003 **Curve Type:** Treas Act **Curve Date:** 22-Apr-2003 Tranche: A6 (A6)

Price	100% PSA	300% PSA	400% PSA	prepay
				losses
	1.3075%	1.3075%	1.3075%	1M_LIB
	23.56	13.69	9.35	Avg. Life
	05/06	05/06	05/06	1st Prin
	02/33	02/33	02/33	Last Prin
97:18+	5.68	5.74	5.81	Yield
	12.40	9.11	6.95	Duration
97:22+	5.67	5.73	5.79	Yield
	12.41	9.11	6.96	Duration
97:26+	5.66	5.71	5.77	Yield
	12.42	9.12	6.96	Duration
97:30+	5.65	5.70	5.76	Yield
	12.43	9.12	6.96	Duration
98: 2+	5.64	5.68	5.74	Yield
	12.43	9.13	6.97	Duration
98: 6+	5.63	5.67	5.72	Yield
	12.44	9.13	6.97	Duration
98:10+	5.62	5.66	5.70	Yield
	12.45	9.14	6.97	Duration

WMMS8-BURKE

WMMS8-BURKE Class A6 (A6) <P>

Orig Bal 29,500,000 Fac 1.00000 Coup 5.450 Mat / / Wac- 0.000(0.000) WAM- / (-22840)/ 0

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 25-Apr-2003 **Curve Type:** Treas Act **Curve Date:** 22-Apr-2003 Tranche: A6 (A6)

Price	100% PSA	300% PSA	400% PSA	prepay
				losses
	1.3075%	1.3075%	1.3075%	1M_LIB
	23.56	13.69	9.35	Avg. Life
	05/06	05/06	05/06	1st Prin
	02/33	02/33	02/33	Last Prin
97:15+	5.69	5.75	5.82	Yield
	12.39	9.11	6.95	Duration
97:19+	5.68	5.74	5.81	Yield
	12.40	9.11	6.95	Duration
97:23+	5.67	5.72	5.79	Yield
	12.41	9.12	6.96	Duration
97:27+	5.66	5.71	5.77	Yield
	12.42	9.12	6.96	Duration
97:31+	5.65	5.69	5.75	Yield
	12.43	9.12	6.96	Duration
98: 3+	5.64	5.68	5.73	Yield
	12.44	9.13	6.97	Duration
98: 7+	5.63	5.67	5.71	Yield
	12.44	9.13	6.97	Duration

WMMS8-BURKE

WMMS8-BURKE Class A6 (A6) <P>

Orig Bal 29,500,000 Fac 1.00000 Coup 5.450 Mat / / Wac- 0.000(0.000) WAM- / (-22840)/ 0

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 25-Apr-2003 **Curve Type:** Treas Act **Curve Date:** 22-Apr-2003 Tranche: A6 (A6)

Price	100% PSA	300% PSA	400% PSA	prepay
				losses
	1.3075%	1.3075%	1.3075%	1M_LIB
	23.56	13.69	9.35	Avg. Life
	05/06	05/06	05/06	1st Prin
	02/33	02/33	02/33	Last Prin
97:20	5.68	5.73	5.80	Yield
	12.40	9.11	6.96	Duration
97:24	5.66	5.72	5.79	Yield
	12.41	9.12	6.96	Duration
97:28	5.65	5.71	5.77	Yield
	12.42	9.12	6.96	Duration
98: 0	5.64	5.69	5.75	Yield
	12.43	9.12	6.96	Duration
98: 4	5.63	5.68	5.73	Yield
	12.44	9.13	6.97	Duration
98: 8	5.62	5.66	5.71	Yield
	12.45	9.13	6.97	Duration
98:12	5.61	5.65	5.69	Yield
	12.45	9.14	6.97	Duration

WMMS8-BURKE

WMMS8-BURKE Class A6 (A6) <P>

Orig Bal 29,500,000 Fac 1.00000 Coup 5.450 Mat / / Wac- 0.000(0.000) WAM- / (-22840)/ 0

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 25-Apr-2003 **Curve Type:** Treas Act **Curve Date:** 22-Apr-2003 Tranche: A6 (A6)

Price	100% PSA 1.3075% 23.56 05/06 02/33	300% PSA 1.3075% 13.69 05/06 02/33	400% PSA 1.3075% 9.35 05/06 02/33	prepay losses 1M_LIB Avg. Life 1st Prin Last Prin
97:18	5.68 12.40	5.74 9.11	5.81 6.95	Yield Duration
97:22	5.67 12.41	5.73 9.11	5.79 6.96	Yield Duration
97:26	5.66 12.42	5.71 9.12	5.78 6.96	Yield Duration
97:30	5.65 12.42	5.70 9.12	5.76 6.96	Yield Duration
98: 2	5.64 12.43	5.69 9.13	5.74 6.97	Yield Duration
98: 6	5.63 12.44	5.67 9.13	5.72 6.97	Yield Duration
98:10	5.62 12.45	5.66 9.14	5.70 6.97	Yield Duration

WMMS8-BURKE

WMMS8-BURKE Class A6 (A6) <P>

Orig Bal 29,500,000 Fac 1.00000 Coup 5.450 Mat / / Wac- 0.000(0.000) WAM- / (-22840)/ 0

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 25-Apr-2003 **Curve Type:** Treas Act **Curve Date:** 22-Apr-2003 Tranche: A6 (A6)

Price	100% PSA	300% PSA	400% PSA	prepay
				losses
	1.3075%	1.3075%	1.3075%	1M_LIB
	23.56	13.69	9.35	Avg. Life
	05/06	05/06	05/06	1st Prin
	02/33	02/33	02/33	Last Prin
97:17	5.68	5.74	5.82	Yield
	12.40	9.11	6.95	Duration
97:21	5.67	5.73	5.80	Yield
	12.40	9.11	6.96	Duration
97:25	5.66	5.72	5.78	Yield
	12.41	9.12	6.96	Duration
97:29	5.65	5.70	5.76	Yield
	12.42	9.12	6.96	Duration
98: 1	5.64	5.69	5.74	Yield
	12.43	9.13	6.96	Duration
98: 5	5.63	5.68	5.73	Yield
	12.44	9.13	6.97	Duration
98: 9	5.62	5.66	5.71	Yield
	12.45	9.13	6.97	Duration

WMMS8-BURKE Class A6 (A6) <P>

Orig Bal 29,500,000 Fac 1.00000 Coup 5.450 Mat / / Wac- 0.000(0.000) WAM- / (-22840)/ 0

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 25-Apr-2003 **Curve Type:** Treas Act **Curve Date:** 22-Apr-2003 Tranche: A6 (A6)

Price	100% PSA 1.3075% 23.56 05/06 02/33	300% PSA 1.3075% 13.69 05/06 02/33	400% PSA 1.3075% 9.35 05/06 02/33	prepay losses 1M_LIB Avg. Life 1st Prin Last Prin
97:14+	5.69 12.39	5.75 9.11	5.83 6.95	Yield Duration
97:18+	5.68 12.40	5.74 9.11	5.81 6.95	Yield Duration
97:22+	5.67 12.41	5.73 9.11	5.79 6.96	Yield Duration
97:26+	5.66 12.42	5.71 9.12	5.77 6.96	Yield Duration
97:30+	5.65 12.43	5.70 9.12	5.76 6.96	Yield Duration
98: 2+	5.64 12.43	5.68 9.13	5.74 6.97	Yield Duration
98: 6+	5.63 12.44	5.67 9.13	5.72 6.97	Yield Duration

WMMS8-BURKE

WMMS8-BURKE Class A7 (A) <P>

Orig Bal 181,231,625 Fac 1.00000 Coup 5.500 Mat / / Wac- 0.000(0.000) WAM- / (-22840)/ 0

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Apr-2003 **Curve Type:** Treas Act **Curve Date:** 22-Apr-2003 Tranche: A7 (A)

Price	100% PSA 1.3075% 7.79 05/03 05/22	300% PSA 1.3075% 3.33 05/03 06/10	400% PSA 1.3075% 2.70 05/03 09/08	prepay losses 1M_LIB Avg. Life 1st Prin Last Prin
101:13+	5.26	4.95	4.83	Yield
	5.81	2.92	2.43	Duration
101:17+	5.24	4.91	4.78	Yield
	5.82	2.92	2.43	Duration
101:21+	5.21	4.87	4.73	Yield
	5.82	2.93	2.43	Duration
101:25+	5.19	4.83	4.68	Yield
	5.83	2.93	2.43	Duration
101:29+	5.17	4.79	4.63	Yield
	5.83	2.93	2.43	Duration
102: 1+	5.15	4.75	4.58	Yield
	5.84	2.93	2.44	Duration
102: 5+	5.13	4.70	4.53	Yield
	5.84	2.93	2.44	Duration

WMMS8-BURKE Class A7 (A) <P>

Orig Bal 181,231,625 Fac 1.00000 Coup 5.500 Mat / / Wac- 0.000(0.000) WAM- / (-22840)/ 0

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Apr-2003 **Curve Type:** Treas Act **Curve Date:** 22-Apr-2003 Tranche: A7 (A)

Price	100% PSA	300% PSA	400% PSA	prepay
				losses
	1.3075%	1.3075%	1.3075%	1M_LIB
	7.79	3.33	2.70	Avg. Life
	05/03	05/03	05/03	1st Prin
	05/22	06/10	09/08	Last Prin
101:18	5.23	4.91	4.77	Yield
	5.82	2.92	2.43	Duration
101:22	5.21	4.87	4.72	Yield
	5.82	2.93	2.43	Duration
101:26	5.19	4.82	4.67	Yield
	5.83	2.93	2.43	Duration
101:30	5.17	4.78	4.62	Yield
	5.83	2.93	2.43	Duration
102: 2	5.15	4.74	4.57	Yield
	5.84	2.93	2.44	Duration
102: 6	5.13	4.70	4.52	Yield
	5.84	2.93	2.44	Duration
102:10	5.11	4.66	4.47	Yield
	5.85	2.93	2.44	Duration

WMMS8-BURKE

WMMS8-BURKE Class A9 (F) <P>

Orig Bal 16,496,375 Fac 1.00000 Coup 1.908 Mat / / Wac- 0.000(0.000) WAM- / (-22840)/ 0

1.0000 x 1-mo LIBOR + 0.6000 Cap 8.5000 @ 7.9000 Floor 0.6000 @ 0.0000

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Apr-2003 **Curve Type:** Treas Act **Curve Date:** 22-Apr-2003 Tranche: A9 (F)

Price	100% PSA 1.3075% 11.16 05/03 02/33	300% PSA 1.3075% 5.46 05/03 02/33	400% PSA 1.3075% 4.31 05/03 02/33	prepay losses 1M_LIB Avg. Life 1st Prin Last Prin
99:20	1.95 9.49	1.99 4.97	2.01 4.00	Yield Duration
99:24	1.94 9.50	1.97 4.97	1.98 4.00	Yield Duration
99:28	1.93 9.51	1.94 4.98	1.95 4.01	Yield Duration
100: 0	1.92 9.51	1.92 4.98	1.92 4.01	Yield Duration
100: 4	1.90 9.52	1.89 4.99	1.88 4.01	Yield Duration
100: 8	1.89 9.53	1.87 4.99	1.85 4.02	Yield Duration
100:12	1.88 9.54	1.84 5.00	1.82 4.02	Yield Duration

WMMS8-BURKE

WMMS8-BURKE Class AA (S) <P>

Orig Bal 16,496,375 Fac 1.00000 Coup 6.593 Mat / / Wac- 0.000(0.000) WAM- / (-22840)/ 0

-1.0000 x 1-mo LIBOR + 7.9000 Cap 7.9000 @ 0.0000 Floor 0.0000 @ 7.9000

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Apr-2003 **Curve Type:** Treas Act **Curve Date:** 22-Apr-2003 Tranche: AA (S)

Price	100% PSA 1.3075% 11.16 05/03 02/33	300% PSA 1.3075% 5.46 05/03 02/33	400% PSA 1.3075% 4.31 05/03 02/33	prepay losses 1M_LIB Avg. Life 1st Prin Last Prin
9:18	73.37 1.08	64.18 1.06	59.48 1.04	Yield Duration
9:22	72.19 1.10	62.97 1.07	58.26 1.06	Yield Duration
9:26	71.04 1.12	61.80 1.09	57.07 1.08	Yield Duration
9:30	69.92 1.13	60.66 1.11	55.91 1.09	Yield Duration
10: 2	68.84 1.15	59.55 1.12	54.79 1.11	Yield Duration
10: 6	67.78 1.17	58.47 1.14	53.69 1.13	Yield Duration
10:10	66.76 1.19	57.42 1.16	52.63 1.14	Yield Duration

WMMS8-BURKE

WMMS8-BURKE Class AB (L) <P>

Orig Bal 39,185,000 Fac 1.00000 Coup 5.500 Mat / / Wac- 0.000(0.000) WAM- / (-22840)/ 0

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Apr-2003 **Curve Type:** Treas Act **Curve Date:** 22-Apr-2003 Tranche: AB (L)

Price	100% PSA 1.3075% 15.68 05/08 02/33	300% PSA 1.3075% 11.06 05/08 02/33	400% PSA 1.3075% 9.96 05/08 02/33	prepay losses 1M_LIB Avg. Life 1st Prin Last Prin
99:22	5.56 9.80	5.56 7.84	5.56 7.30	Yield Duration
99:26	5.55 9.80	5.54 7.84	5.54 7.31	Yield Duration
99:30	5.53 9.81	5.52 7.84	5.52 7.31	Yield Duration
100: 2	5.52 9.81	5.51 7.85	5.50 7.31	Yield Duration
100: 6	5.51 9.82	5.49 7.85	5.49 7.32	Yield Duration
100:10	5.49 9.83	5.48 7.85	5.47 7.32	Yield Duration
100:14	5.48 9.83	5.46 7.86	5.45 7.32	Yield Duration

WMMS8-BURKE

WMMS8-BURKE Class 2A (PT) <P>

Orig Bal 46,614,286 Fac 1.00000 Coup 5.000 Mat / / Wac- 0.000(0.000) WAM- / (-22840)/ 0

DIRECTED CASHFLOW FROM GROUP-G02

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Apr-2003 **Curve Type:** Treas Act **Curve Date:** 22-Apr-2003 Tranche: 2A (PT)

Price	100% PSA	300% PSA	400% PSA	prepay
				losses
	1.3075%	1.3075%	1.3075%	1M_LIB
	6.56	4.34	3.67	Avg. Life
	05/03	05/03	05/03	1st Prin
	03/18	03/18	03/18	Last Prin
101:13+	4.72	4.58	4.50	Yield
	5.24	3.68	3.18	Duration
101:17+	4.70	4.54	4.46	Yield
	5.24	3.68	3.19	Duration
101:21+	4.67	4.51	4.43	Yield
	5.24	3.69	3.19	Duration
101:25+	4.65	4.48	4.39	Yield
	5.25	3.69	3.19	Duration
101:29+	4.63	4.44	4.35	Yield
	5.25	3.69	3.19	Duration
102: 1+	4.60	4.41	4.31	Yield
	5.25	3.70	3.20	Duration
102: 5+	4.58	4.38	4.27	Yield
	5.26	3.70	3.20	Duration